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                          April 7, 2023

       Christopher Bunka
       Chief Executive Officer
       Lexaria Bioscience Corp.
       100 - 740 McCurdy Road, Kelowna
       British Columbia, Canada, V1X 2P7

                                                        Re: Lexaria Bioscience
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 3, 2023
                                                            File No. 333-271096

       Dear Christopher Bunka:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Avital Perlman, Esq.